AAMES FINANCIAL CORPORATION

Computation of basic and diluted net income (loss) per common share

For the six months ended December 31, 2004 and 2003 and
  for the years ended June 30, 2004, 2003 and 2002
  (dollars and weighted average number of shares in thousands)

Exhibit 11.1

	Six Months Ended December 31,		Year Ended June 30,
	2004	2003	2004	2003	2002
		(Unaudited)
Basic net income (loss) per common share:

Net income	$(3,085)	$45,843	$90,714	$29,166	$4,546
Less: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	(7,316)	(13,054)	(13,469)	(13,788)

Basic net income (loss) to common stockholders	$(3,085)	$38,527	$77,660	$15,697	$(9,242)

Basic weighted average number of common shares outstanding	61,322	6,954	7,049	6,558	6,394

Basic net income (loss) per common share	$(0.05)	$5.54	$11.02	$2.39	$(1.45)

Diluted net income (loss) per common share:

Basic net income (loss) to common stockholders	$(3,085)	$38,527	$77,660	$15,697	$(9,242)
Plus: Accrued dividends on Series B, C, and D Convertible Preferred Stock	—	7,316	13,054	13,469	—
Interest on 5.5% Convertible Subordinated Debentures	—	1,045	2,090	—	—

Diluted net income (loss) to common stockholders	$(3,085)	$46,888	$92,804	$29,166	$(9,242)

Basic weighted average number of common shares outstanding	61,322	6,954	7,049	6,558	6,394
Plus: Incremental shares from assumed conversions of:
Series B, C and D Convertible Preferred Stock	—	85,439	85,439	85,547	—
5.5% Convertible subordinated Debentures	—	824	824	—	—
Incremental shares from assumed exercise of:
Warrants	—	3,365	3,495	1,288	—
Common Stock options	—	7,805	7,557	2,660	—

Diluted weighted average number of common shares outstanding	61,322	104,387	104,364	96,053	6,394

Diluted net income (loss) per common share	$(0.05)	$0.45	$0.89	$0.30	$(1.45)